Exhibit 3.2

CERTIFICATE OF DESIGNATION OF

SERIES E-1 Incentive PREFERRED STOCK OF QSAM BIOSCIENCES, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, QSAM Biosciences, Inc. (f/k/a Q2Earth Inc.), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Amended Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) authorizes the issuance of up to 5,000,000 shares of preferred stock of the Corporation (“Preferred Stock”) in one or more series, and expressly authorizes the Board of Directors of the Corporation (the “Board”), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions, and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board to encourage the Corporation to pursue the development of new technologies in biosciences, including pharmaceuticals for human health (“New Technology”), as more specifically defined in Section 2, to create stockholder value for the Corporation; and

WHEREAS, it is the desire of the Board to align the interest of management who possess the skills and expertise required to secure and advance New Technologies with the long-term interests of the stockholders of the Corporation; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the “Certificate of Designation”) establish and fix and herein state and express the designation, rights, preferences, powers, restrictions, and limitations of such series of Preferred Stock as follows:

Article I. Designation. There is hereby designated a series of Preferred Stock as the Series E-1 Incentive Preferred Stock (the “Series E-1 Preferred Stock”) and the number of Shares (as defined below) constituting such series shall be Eight Thousand Five Hundred (8,500). The rights, preferences, powers, restrictions, and limitations of the Series E-1 Preferred Stock shall be as set forth herein. The par value (the “Par Value”) of each Share is $0.0001.

Article II. Defined Terms. For purposes hereof, the following terms shall have the following meanings:

“Board” has the meaning set forth in the Recitals.

“Certificate of Designation” has the meaning set forth in the Recitals.

“Certificate of Incorporation” has the meaning set forth in the Recitals.

“Change of Control” means (a) any sale or transfer or series of sales or transfers of all or substantially all of the consolidated assets of the Corporation and its Subsidiaries, in one transaction or a series of related transactions, other than pursuant to a Monetizing Event; (b) any sale, transfer, or issuance (or series of sales, transfers, or issuances), in one transaction or a series of related transactions, of capital stock by the Corporation or the holders of Common Stock (or other voting stock of the Corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such sale, transfer, or issuance to designate or elect a majority of the board of directors (or its equivalent) of the Corporation, other than the issuance of Preferred Stock or Common Stock authorized hereby; or (c) any merger, consolidation, recapitalization, or reorganization of the Corporation with or into another Person (whether or not the Corporation is the surviving corporation), in one transaction or a series of related transactions, that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such merger, consolidation, recapitalization, or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

“Common Stock” means the common stock, par value $0.0001 per share, of the Corporation.

“Convertible Securities” means any securities (directly or indirectly) convertible into or exchangeable for Common Stock but excluding Options.

“Corporation” has the meaning set forth in the Preamble.

“Conversion Ratio” has the meaning set forth in Section 7.1.

“Conversion Shares” means the shares of Common Stock or other capital stock of the Corporation then issuable upon conversion of the Shares in accordance with the terms of Section 7.

“Date of Issuance” means, for any Share, the date on which the Corporation initially issues such Share (without regard to any subsequent transfer or reissuance of such Share).

“Issuance Agreement” means the agreement provided to the holders of the Shares, and setting forth certain material terms related to the Milestones, Vesting and Forfeiture of the Shares, substantially in the form agreed to between the Corporation and the holders of Shares, and which agreement may be changed, supplemented, modified or altered without an amendment to this Certificate of Designation by approval of a majority of the Board with any Series E-1 Director abstaining.

“Junior Securities” means, collectively, the Common Stock and any other class of securities that is specifically designated by the Board of Directors as junior to the Series E-1 Preferred Stock subsequent to the filing of the Certificate of Designation. With respect to a Change of Control Event as provided in Section 5.3, the common stock, Series A Preferred Stock and Series B Preferred Stock shall be junior to the Series E-1 Preferred Stock.

“Liquidation” means a winding down of the Corporation, either voluntarily or involuntarily, after which event, the Corporation ceases to conduct business or hold assets.

“Monetizing Event” means the sale, transfer or licensing of the Corporation’s New Technology, either in one transaction or a series of transactions, whereby the Corporation receives value from an unaffiliated third party for such New Technology. For avoidance of doubt, a Monetizing Event is not ipso facto a Liquidation of the Corporation.

“Monetizing Value” means, with respect to all Shares authorized hereby in the aggregate, an amount equal to (i) twenty (20%) percent of the consideration received by the Corporation or its Subsidiary from, or payable to the stockholders of the Corporation or its Subsidiary in connection with, a Monetizing Event, either in one or more series of transactions, plus (ii) any accrued and unpaid dividends on the Shares; and with respect to one Share, a percentage of the total Monetizing Value determined by dividing one Share by the total number of Shares authorized by the Certificate of Designation and assuming vesting of any Shares which have vested or which will vest in connection with the Monetizing Event.

“New Technology” means (i) pharmaceutical technology licensed by the Corporation’s Subsidiary, QSAM Therapeutics LLC (“QSAM”), pursuant to the New Technology License; (ii) any such additional technology licensed to the Corporation or a Subsidiary by virtue of QSAM exercising its right of first refusal under the New Technology License; or (iii) any New Technology improvements developed by the Corporation or a Subsidiary arising from the New Technology License.

“New Technology License” means QSAM’s Patent and Technology License Agreement and Trademark Assignment with IGL Pharma, Inc. (“IGL”) dated April 20, 2020, as may be amended by the parties from time to time in the future.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

“Preferred Stock” has the meaning set forth in the Recitals.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

“Series E-1 Director” has the meaning set forth in Section 6.2.

“Series E-1 Preferred Stock” has the meaning set forth in Section 1.

“Share” means a share of Series E-1 Preferred Stock.

“Subsidiary” means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person. For purposes hereof, QSAM is a Subsidiary.

Article III. Rank. With respect to payment of dividends and distribution of assets upon Liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, all Shares shall rank senior to all Junior Securities.

Article IV. Dividends. If the Corporation declares or pays a dividend or distribution on the Common Stock, whether such dividend or distribution is payable in cash, securities or other property, including the purchase or redemption by the Corporation or any of its Subsidiaries of shares of Common Stock for cash, securities or property, but excluding any repurchases of Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase, the Corporation shall simultaneously declare and pay a dividend on the Shares on a pro rata basis with the Common Stock determined on an as-converted basis assuming all vested Shares have been converted pursuant to Section 7 as of immediately prior to the record date of the applicable dividend (or if no record date is fixed, the date as of which the record holders of Common Stock entitled to such dividends are to be determined).

Article V. Monetizing Event and Monetizing Value.

5.1	Monetizing Event Payout. In the event of a Monetizing Event, the holders of Shares then outstanding shall be entitled to be paid out of the net proceeds (i.e., amount received by the Corporation or a Subsidiary less any expenses, fees or other costs associated with transacting the Monetizing Event) to the Corporation or Subsidiary before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Monetizing Value of all Shares held by such holder as if such Shares have all fully vested (a “Monetizing Event Payout”).

5.2	Subsequent Monetizing Events. Provided the Shares are still held by the holder, the Monetizing Event Payout described in Section 5.1 shall apply to: (i) all subsequent Monetizing Events prior to a Change in Control or Liquidation of the Corporation; and (ii) Monetizing Events which provide the Corporation with multiple payments, royalties or other deferred consideration prior to a Change in Control or Liquidation of the Corporation.

5.3	Change of Control. For the purposes of this Section 5, a Change of Control of the Corporation shall be considered a Monetizing Event and shall provide the holders of the Shares with the preferential payout rights afforded to them in a Monetizing Event described in Section 5.1, provided at least 50% of the value received in the Change of Control Event can be attributed to the New Technology, as determined by the Board of Directors, and if not unanimously agreed by the non Series E-1 Directors, then by an independent valuation firm chosen by a majority of the Directors. In the instance such attribution is less than 50%, the Monetizing Value shall be reduced proportionately with the value under 50% attributable to the New Technology. In furtherance of the foregoing, the Corporation shall take such actions as are necessary to give effect to the provisions of this Section 5.3, including, without limitation, (i) in the case of a Change of Control structured as a merger, consolidation, or similar reorganization, causing the definitive agreement relating to such transaction to provide for a rate at which the Shares are converted into or exchanged for cash, new securities, or other property, or (ii) in the case of a Change of Control structured as an asset sale, as promptly as practicable following such transaction, either dissolving the Corporation and distributing the assets of the Corporation in accordance with applicable law or redeeming all outstanding Shares and, in the case of both (i) and (ii), giving effect to the preferences and priorities set forth in Section 3 and Section 5. The Corporation shall promptly provide to the holders of Shares such information concerning the terms of such Change of Control, and the value of the assets of the Corporation as may reasonably be requested by the holders of Shares.

5.4	Participation With Junior Securities on Change in Control. Upon the consummation of any Change in Control, in addition to and after payment in full of all preferential amounts required to be paid to the holders of Shares upon a Monetizing Event, if applicable, the vested Shares then outstanding shall automatically be converted to Conversion Shares at the Conversion Ratio then applicable per the terms of Section 7, and thereby shall be entitled to participate with the holders of shares of Junior Securities then outstanding, pro rata as a single class based on the number of outstanding shares of Junior Securities on an as-converted basis held by each holder as of immediately prior to the Change in Control, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

6 Voting.

6.1	Voting Generally. Each outstanding vested Share shall be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law or by the provisions of Section 6.3. In any such vote, each vested Share shall be entitled to a number of votes equal to the number of shares of Common Stock into which any vested Share is then convertible pursuant to Section 7 as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent. Each holder of outstanding Shares shall be entitled to notice of all stockholder meetings (or requests for written consent) in accordance with the Corporation’s bylaws and applicable law.

6.2	Election of Directors. In any election of directors to the Corporation, for so long as the holders of outstanding Shares (and their permitted transferees) own in the aggregate at least 10% of the outstanding shares of Common Stock on a fully diluted, as-converted basis (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction) and assuming for purposes of this Section 6.2 all Shares issued and outstanding have vested, then holders of outstanding Shares, voting as a separate class, shall be entitled to elect by majority vote (with each Share entitled to one vote) two (2) individuals to the Board (each such individual, a “Series E-1 Director”). A Series E-1 Director may be removed at any time as a director on the Board (with or without cause) upon, and only upon, the written request of the holders of the outstanding Shares (voting as a separate class by majority vote with each Share entitled to one vote). In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation, or removal of a Series E-1 Director, then the holders of the outstanding Shares (voting as a separate class by majority vote with each Share of Series E-1 Preferred stock entitled to one vote) shall have the right to designate an individual to fill such vacancy. In the event that the holders of Shares shall fail to designate in writing a representative to fill the vacant Series E-1 Director seat on the Board, such Board seat shall remain vacant until such time as the holders of Shares elect an individual to fill such seat in accordance with this Section 6.2, and during any period where such seat remains vacant, the Board nonetheless shall be deemed duly constituted. The Company and the Board shall take such actions as required to increase the size of the Board such that the Series E-1 Directors may be added to the Board.

6.3	Other Special Voting Rights. Without the prior written consent of holders of not less than a majority of the then total outstanding Shares (a “Majority Interest”), voting separately as a single class with one vote per Share, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such holders, and any other applicable stockholder approval requirements required by law, and assuming for purposes of this Section 6.3 all Shares issued and outstanding have vested, the Corporation shall not take, and shall cause its Subsidiaries not to take or consummate, any of the actions or transactions described in this Section 6.3, and any such action or transaction without such prior written consent being null and void ab initio and of no force or effect:

(a)	create, or authorize the creation of, any additional class or series of capital stock of the Corporation (or any security convertible into or exercisable for any class or series of capital stock of the Corporation), including any class or series of capital stock of the Corporation that ranks superior to or in parity with the Series E-1 Preferred Stock in rights, preferences or privileges (including with respect to dividends, liquidation, redemption or voting);

(b)	other than as contemplated by this Certificate of Designation, amend, alter, modify, or repeal the Certificate of Incorporation, this Certificate of Designation, or the by-laws of the Corporation, including the amendment of the Certificate of Incorporation by the adoption or amendment of any Certificate of Designation or similar document, or amend the organizational documents of any Subsidiary;

(c)	increase the authorized number of directors constituting the Board to a number greater than five (5); or

(d)	sell, transfer, license or otherwise dispose of the New Technology, whether in a specific transaction or as part of a Change of Control event, unless such transaction is approved unanimously by the Board of Directors including the Series E-1 Directors.

7 Conversion.

7.1	Conversion Ratio. Subject to the provisions of this Section 7 and any vesting and forfeiture provisions set forth in the holder’s Issuance Agreement, at any time and from time to time on or after vesting, a holder of Shares shall have the right by written election to the Corporation to convert all or any portion of the outstanding vested Shares held by such holder into an aggregate number of shares of Common Stock as is determined as follows (the “Conversion Ratio”): each Share shall be convertible into 1,000 shares of Common Stock. The Conversion Ratio is subject to adjustment as applicable in accordance with Section 7.5. The Conversion Shares shall be issued in book-entry form and no physical certificates for the Conversion Shares shall be issued.

7.2	Procedures for Conversion; Effect of Conversion.

(a)	Procedures for Holder Conversion. In order to effectuate a conversion of vested Shares pursuant to Section 7.1, a holder of Shares shall (a) submit a written election to the Corporation that such holder elects to convert Shares, the number of Shares elected to be converted and (b) execute such additional documents as reasonably required by the Corporation to effect such conversion (e.g., a stock power). The conversion of such vested Shares hereunder shall be deemed effective as of the date of the delivery of such executed conversion election together with any additional documents, executed by the holder. Upon the receipt by the Corporation of the documents set forth above, the Corporation shall as promptly as practicable (but in any event within ten (10) days thereafter) cause the Corporation’s transfer agent to record the applicable holder as the holder of the Conversion Shares in the books and records of the Corporation, and shall pay to the holder the cash value (as reasonably determined by the Board) of any fractional Conversion Shares resulting from such conversion. All shares of capital stock issued hereunder by the Corporation shall be duly and validly issued, fully paid, and nonassessable, free and clear of all taxes, liens, charges, and encumbrances with respect to the issuance thereof.

(b)	Effect of Conversion. All Shares converted as provided in Section 5 or Section 7.2 shall no longer be deemed outstanding as of the effective time of the applicable conversion and all rights with respect to such Shares shall immediately cease and terminate as of such time (including, without limitation, any preferential distribution rights pursuant to Section 5 and voting rights pursuant to Section 6), other than the right of the holder to receive Conversion shares and payment in lieu of any fraction of a Share in exchange therefor.

(c)	Vesting and Conversion. For the avoidance of doubt, Shares may not be converted hereunder, whether electively or automatically, until such Shares have vested pursuant to the terms of the Holder’s Issuance Agreement, unless otherwise stated in this Certificate of Designation.

7.3	Reservation of Stock. The Corporation shall at all times when any Shares are outstanding reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of issuance upon the conversion of the Shares, such number of shares of Common Stock issuable upon the conversion of all outstanding Shares pursuant to this Section 7 or Section 5, taking into account any adjustment to such number of shares so issuable in accordance with Section 7.5. The Corporation shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not close its books against the transfer of any of its capital stock in any manner which would prevent the timely conversion of the Shares.

7.4	No Charge or Payment. The issuance of Conversion Shares upon conversion of Shares pursuant to this Certificate of Designations shall be made without payment of additional consideration by, or other charge, cost, or tax to, the holder in respect thereof.

7.5	Adjustment to Conversion Ratio. In order to prevent dilution of the conversion rights granted under this Section 7, the Conversion Ratio to determine the number of Conversion Shares issuable on conversion of the Shares shall be subject to adjustment from time to time as provided in this Section 7.5.

(a)	Adjustment to Conversion Ratio upon Dividend, Subdivision, or Combination of Common Stock. If the Corporation shall, at any time or from time to time after the Date of Issuance, (i) pay a dividend or make any other distribution upon the Common Stock or any other capital stock of the Corporation payable in shares of Common Stock or in Options or Convertible Securities, or (ii) subdivide (by any stock split, recapitalization, or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Ratio in effect immediately prior to any such dividend, distribution, or subdivision shall be proportionately increased resulting in a proportionately greater number of Conversion Shares issuable upon conversion of the Shares. If the Corporation at any time combines (by combination, reverse stock split, or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Conversion Ratio in effect immediately prior to such combination shall be proportionately decreased resulting in a proportionately fewer number of Conversion Shares issuable upon conversion of the Shares. Any adjustment under this Section 7.5 shall become effective at the close of business on the date the dividend, subdivision, or combination becomes effective.

(b)	Adjustment to Conversion Ratio upon Reorganization or Reclassification. To the extent that the following actions do not constitute a Change of Control under Section 5.3, in the event of any (i) capital reorganization of the Corporation, (ii) reclassification of the stock of the Corporation (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), (iii) other similar transaction (other than any such transaction covered by Section 7.5(a), in each case which entitles the holders of Common Stock to receive (either directly or upon subsequent liquidation) stock, securities, or assets with respect to or in exchange for Common Stock, each Share shall, immediately after such reorganization, reclassification, or similar transaction, remain outstanding and shall thereafter, in lieu of the number of Conversion Shares then convertible for such Share, be exercisable for the kind and number of shares of stock or other securities or assets of the Corporation or of the successor Person resulting from such transaction to which such Share would have been entitled upon such reorganization, reclassification, or similar transaction if the Share had been converted in full immediately prior to the time of such reorganization, reclassification, or similar transaction and acquired the applicable number of Conversion Shares then issuable hereunder as a result of such conversion (without taking into account any limitations or restrictions on the convertibility of such Share, if any); and, in such case, appropriate adjustment shall be made with respect to such holder’s rights under this Certificate of Designation to insure that the provisions of this Section 7 shall thereafter be applicable, as nearly as possible, to the Shares in relation to any shares of stock, securities, or assets thereafter acquirable upon conversion of Shares. The provisions of this Section 7.5(b) shall similarly apply to successive reorganizations, reclassifications, or similar transactions. The Corporation shall not effect any such reorganization, reclassification, or similar transaction unless, at or before the time of the consummation thereof, the successor Person (if other than the Corporation) resulting from such reorganization, reclassification, or similar transaction, shall assume, by written instrument substantially similar in form and substance to this Certificate of Designation, the obligation to deliver to the holders of Shares such shares of stock, securities, or assets which, in accordance with the foregoing provisions, such holders shall be entitled to receive upon conversion of the Shares.

(c)	Certificate as to Adjustment.

(i)	As promptly as reasonably practicable following any adjustment of the Conversion Ratio, but in any event not later than 10 days thereafter, the Corporation shall furnish to each holder of record of Shares at the address specified for such holder in the books and records of the Corporation (or at such other address as may be provided to the Corporation in writing by such holder) a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii)	As promptly as reasonably practicable following the receipt by the Corporation of a written request by any holder of Shares, but in any event not later than 10 days thereafter, the Corporation shall furnish to such holder a certificate of an executive officer certifying the Conversion Ratio then in effect and the number of Conversion Shares or the amount, if any, of other shares of stock, securities, or assets then issuable to such holder upon conversion of the Shares held by such holder.

8	Forfeiture, Vesting and Repurchase. Any issuance of Shares shall be subject to forfeiture, vesting based on time, performance or other factors, and potential repurchase by the Corporation, all as set forth in the holder’s Issuance Agreement.

9	Reissuance of Series E-1 Preferred Stock. Any Shares redeemed, converted, or otherwise acquired by the Corporation or any Subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold, or transferred; provided however, the Corporation may reissue Shares that have been forfeited by a holder or repurchased from the holder pursuant to such holder’s Issuance Agreement.

10	Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder’s address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this Section 10).

11	Amendment and Waiver. No provision of this Certificate of Designation may be amended, modified, or waived except by an instrument in writing executed by the Corporation per the terms set forth herein, and any such written amendment, modification, or waiver will be binding upon the Corporation and each holder of Shares; provided, further, that no amendment, modification, or waiver of the terms or relative priorities of the Shares may be accomplished by the merger, consolidation, or other transaction of the Corporation with another corporation or entity unless the Corporation has obtained the prior written consent of the holders in accordance with this Section 11.

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its General Counsel this December 1, 2020.

QSAM Biosciences, Inc.

By:	/s/ Christopher Nelson
Christopher Nelson
General Counsel